10F-3 REPORT
Date Purchased:	November 1, 2012

Name of Issuer/Issue:	American Express Credit Account 2012 4-A 0.4412

Amount of Purchase:	$850,000

Size of Underwriting:	$975,000,000

% of Issue:  0.0871%

Price/Spread:	100%/0.375%
      Fund Net Assetsi:	Beginning of Period	$76,849,808
                        End of Period		$75,260,944
Check the following which applies to each transaction reported above (and discuss any exceptions):
(a)	Fund purchase was made prior to the end of the first day on
            which any sale was made (or fourth day before termination,
            if a rights offering).	YES

(b)	Purchase price does not exceed the price paid by each other
            purchaser of securities in that particular or any
concurrent
            offering (Do not check, in the case of an Eligible
Foreign Offering,
            for any rights to purchase required by law to be
granted to existing
            security holders of the issuer).	YES
(c)	Underwriting was a firm commitment.	YES
(d)	Securities were rated BAA/BBB or above (or, if the
issuer
	of the municipal security has less than three years
existence,
	A or above).	YES

(e)	Amount purchased (by all Advisermanaged trusts combined) is
            not more than 25% of principal amount of offering.	YES
(f)	Purchase was not made from the Adviser or Sub-Advisor or
            Matrix Capital Group (Distributor) or their affiliates.
YES
(g) Purchase was not part of group sale, or otherwise allocated
	to the account of either the Adviser or Distributor.	YES

No report need be filed if there were no transactions subject to Rule 10f-3.
i Fund Net Assets were calculated using Fund Portfolio Analysis reports provided by UMB Fund Services, Inc., to HighMark
Portfolio Managers. HighMark did not verify the accuracy of the information.